# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 750 N. SAN VICENTE BLVD., SUITE RE 1400, WEST HOLLYWOOD, California (CA), 90069
Date of event which requires filing of this statement: 02/20/2024
Amends the filing with accession number 0001140361-22-043283
Filed by CIK 0001835080
Persons authorized to receive notices and communications: Ashish Gupta, Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore, Singapore (U0), 049315, 65 6808 6288

## Reporting persons
- Gupta Ashish (CIK 0001835080): type of reporting person: individual (IN); citizenship or place of organization: India (K7); source of funds: personal funds (PF); sole voting power 9,125,501; shared voting power 0; sole dispositive power 9,125,501; shared dispositive power 0; aggregate amount beneficially owned 9,125,501 (5.2% of the class)
  Comment: The percentage used herein is calculated based on 177,225,904 shares of the Common Stock of the Issuer consisting of i) 176,612,391 shares of the Issuer's Common Stock outstanding reported on the Issuer's Current Report on Form 10-Q, filed on November 8, 2024, plus ii) 1,191,333 shares of the Common Stock of the Issuer issued to the Reporting Person upon his exercise of 3,300,092 warrants on a cashless basis.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. SAN VICENTE BLVD., SUITE RE 1400, WEST HOLLYWOOD, California (CA), 90069

## Item 2. Identity and Background
Name of person filing: Ashish Gupta, an individual (the "Reporting Person")
Residence or business address: The business address of the Reporting Person is: Ocean Financial Centre, Level 40, 10 Collyer Quay, Singapore 049315
Present principal occupation or employment: The Reporting Person is a former member of the Board of Directors of the Issuer and Managing Director of Tiga Investments Pte. Ltd.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of India.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person received the Ordinary Shares reported in this Schedule 13D as a result of the closing of the Business Combination (as defined below).

Prior to the Business Combination, the Reporting Persons held an aggregate of 1,710,000 Class B ordinary shares of Tiga Acquisition Corp. ("Tiga"), a Cayman Islands exempted company.

The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer consisted solely of personal funds. The Reporting Person acquired the shares of the Issuer's Common Stock and warrants to purchase shares of the Issuer's Common Stock at $11.50 per share pursuant to the Agreement and Plan of Merger, dated May 9, 2022 (the "Initial Merger Agreement"), by and among Grindr Group LLC, a Delaware limited liability company ("Legacy Grindr"), Tiga and Tiga Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Tiga ("Merger Sub I", and together with Tiga and Legacy Grindr, the "Initial Merger Entities"), as amended in that certain First Amendment to the Initial Merger Agreement, dated October 5, 2022, by and among Tiga Merger Sub II LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Tiga ("Merger Sub II") and the Initial Merger Entities (together with the Initial Merger Agreement, the "Merger Agreement"), pursuant to which Merger Sub I first merged with and into Legacy Grindr, whereupon the separate corporate existence of Merger Sub I ceased, and Legacy Grindr became the surviving company and continued in existence as a wholly owned subsidiary of Tiga until promptly thereafter and as part of the overall transaction, when Legacy Grindr merged with and into Merger Sub II, with Merger Sub II being the entity that survived such second merger and continued in existence as a wholly owned subsidiary of Tiga (the "Business Combination"). Tiga domesticated as a Delaware corporation and subsequently changed its name to Grindr Inc.

The Reporting Person is a 100% holder in KAG Private Investments Limited, which was a member of Tiga Sponsor LLC, a Delaware limited liability company ("Tiga Sponsor"). Tiga Sponsor previously held shares of Class B ordinary shares of Tiga. Such shares, which were previously convertible into Class A ordinary shares of Tiga, were distributed directly to the equityholders of the members of Tiga Sponsor, including the Reporting Person, and were converted into shares of the Issuer's Common Stock in connection with, and upon the consummation of, the Business Combination. Tiga Sponsor previously held warrants to purchase Class A ordinary shares of Tiga. Such warrants were distributed directly to the equityholders of the members of Tiga Sponsor, including the Reporting Person, and were converted into warrants to purchase the Issuer's Common Stock in connection with, and upon the consummation of, the Business Combination.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Issuer's board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Common Stock and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) considering, proposing or otherwise engaging in one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5

The Reporting Person directly and beneficially owns an aggregate of 9,125,501 shares of the Issuer's Common Stock which in aggregate represents approximately 5.2% of the Issuer's issued and outstanding Common Stock, consisting of i) 176,612,391 shares of the Issuer's Common Stock outstanding reported on the Issuer's Current Report on Form 10-Q, filed on November 8, 2024, plus ii) 1,191,333 shares of the Common Stock of the Issuer issued to the Reporting Person upon his exercise of 3,300,092 warrants on a cashless basis.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of 9,125,501 shares of the Issuer's Common Stock held by the Reporting Person, subject to the information incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
During the past 60 days, Mr. Gupta sold shares of the Issuer's Common Stock and warrants to purchase shares of the Issuer's common stock listed below in open market transactions on the New York Stock Exchange. Details by date, listing the type and number of securities sold and the price per security for transactions that were effected during the past 60 days are listed in Exhibit 2.

On February 20, 2025, the Reporting Person exercised 3,300,092 warrants on a cashless basis at a $11.50/share exercise price resulting in the acquisition of 1,191,333 shares of the Issuer's Common Stock.

Other than the sales of the securities and the acquisition of the shares as reported herein, and as described under Item 4 and the information incorporated by reference into this Item 5, the Reporting Person have not affected any other transactions in the shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Subject to the information incorporated by reference into this Item 5, no person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 9,125,501 shares of Common Stock reported in Item 5(a).

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Registration Rights Agreement

On November 18, 2022, the Reporting Person entered into an amended and registration rights agreement with the Issuer and certain of the Issuer's shareholders, pursuant to which the Issuer has agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), certain shares of the Issuer's Common Stock and other equity securities of Grindr that are held by the parties thereto from time to time.

The Reporting Person may pledge certain securities beneficially owned by it as collateral for private banking security arrangements or margin or other loans from financial institutions. In the event of a default, the Reporting Person could be required to deliver to the secured party or lenders, or to sell, shares of the Issuer's common stock or warrants to purchase shares of the Issuer's common stock beneficially owned by the Reporting Person. Under such arrangements, the Reporting Person will retain voting and dispositive power with respect to the pledged securities except to the extent an event of default has occurred and is continuing. Any such arrangements or loans will contain other customary terms and conditions.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibits are incorporated by reference into this Schedule 13D.

Exhibit 1 Amended and Restated Registration Rights Agreement by and among Grindr Inc., Tiga Sponsor LLC, the independent directors of Tiga Acquisition Corp., and certain former stockholders of Grindr Group LLC, dated November 18, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on November 23, 2022).

Exhibit 2 Item 5(c) transactions.

## Signatures
- Gupta Ashish: /s/ Ashish Gupta, Gupta Ashish (02/24/2025)